UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GRAPHON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

388707101

(CUSIP Number of Common Stock Underlying Warrants)

Robert L. Dixon

Interim Chief Financial Officer

1901 S. Bascom Avenue Suite 660

Campbell, California 95008

Phone: (800) 472-7466

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Ben Orlanski, Esq.
Matthew O’Loughlin, Esq.

Manatt, Phelps & Phillips, LLP

11355 W. Olympic Blvd

Los Angeles, California 90064

Tel: (310) 312-4000

Fax: (310) 312-4224

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$ 4,868,275	$ 664.03

(1)         Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes that warrants to purchase an aggregate of 13,157,500 shares of common stock will participate in the Offer to Exercise, all of which were issued in connection with the Company’s private placement that closed on September 1, 2011.  The transaction value is calculated pursuant to Rule 0-11 using $0.37 per share of common stock, which represents the average of the high and low sales price of the common stock underlying the warrants on July 2, 2013.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐              third party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐              going private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐              Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.                                 SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Exercise filed as Exhibit (a)(1)(B) to this Schedule TO (“Offer to Exercise”) is incorporated herein by reference.

Item 2.                                 SUBJECT COMPANY INFORMATION

(a)                                 The name of the subject company (issuer) and filing person (offeror) is GraphOn Corporation, a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 1901 S. Bascom Avenue Suite 660 Campbell, California 95008, telephone (800) 472-7466.

(b)                                 Pursuant to the Offer to Exercise, the Company is offering the holders of warrants to purchase the Company’s common stock originally issued in the Company’s private placement on September 1, 2011 (the “Investor Warrants”) and warrants issued to the placement agent as compensation for their services in connection with such private placement (the “Placement Agent Warrants” and, collectively with the Investor Warrants (the “Existing Warrants”) the opportunity to exercise the Existing Warrants in whole or in part, for cash and receive, in addition to the shares of common stock issuable under the Existing Warrants exercised (the “Exercise Shares”), (i) one half of a new warrant to purchase one share of the Company’s common stock at an exercise price of $1.00 per share (the “New Warrants”) for each Existing Warrant exercised by the holder in connection with this Offer to Exercise and (ii) certain registration rights relating to the shares of common stock issuable under the New Warrants.

There is no minimum participation requirement with respect to the Offer to Exercise.  Existing Warrants of holders who elect not to participate and exercise will remain outstanding to the extent not exercised pursuant to their existing terms (including as modified by the Warrant Amendment (as such term is defined in the Offer to Exercise in the case of the Investor Warrants).

As of July 2, 2013, the Company had: (i) 97,858,751 shares of common stock outstanding (including restricted stock granted under Plans (as defined below)); (ii) outstanding Existing Warrants to purchase 13,157,500 shares of common stock; (iii) outstanding warrants (other than the Existing Warrants) to purchase 4,900,000 shares of common stock; (iv) outstanding stock options to purchase 9,454,262  shares of common stock issued pursuant to the Company’s current and former equity incentive plans (the “Plans”). In addition, the Company has reserved an additional 4,060,991 shares of common stock for issuance pursuant to the Plans.

(c)                                  No trading market exists for the Existing Warrants or for the New Warrants. Information about the trading market and price of the Company’s common stock under Section 12: “Trading Market and Price Range of Common Stock” of the Offer to Exercise is incorporated herein by reference.

Item 3.                                 IDENTITY AND BACKGROUND OF FILING PERSON

(a)                                 The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o GraphOn Corporation, 1901 S. Bascom Avenue Suite 660 Campbell, California 95008, telephone (800) 472-7466.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Michael Brochu	Director
Sam M. Auriemma	Director
John Cronin	Director
Steven Ledger	Chairman of the Board, Director
Eldad Eilam	Chief Executive Officer, Director
Christoph Berlin	Chief Operating Officer
Robert L. Dixon	Interim Chief Financial Officer

Item 4.                                 TERMS OF THE TRANSACTION

(a)                                 Information about the terms of the transaction under the headings “Summary of Terms” and “Description of the Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

(b)                                 See Item 8 below for a description of the executive officers, directors and affiliates who hold Existing Warrants and who will have an opportunity to participate in the Offer to Exercise on the same terms and conditions as the other holders of Existing Warrants.

Item 5.                                 PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)                                 The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Exercise and Use of Proceeds” of the Offer to Exercise is incorporated herein by reference.

The Company entered into an Exercise Agreement pursuant to which the Company agreed to conduct the Offer to Exercise for which this Schedule TO has been filed.  In addition, the Company entered into a Registration Rights Agreement under which the Company agreed to register the common stock underlying the New Warrants for resale by the holders thereof. The Exercise Agreement and the Registration Rights Agreement are incorporated herein by reference.

Item 6.                                 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)                                 The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Exercise and Use of Proceeds” of the Offer to Exercise is incorporated herein by reference.

(b)                                 The Company intends to cancel the Existing Warrants upon the exercise of Existing the Warrants by the holders thereof. Pursuant to the Offer to Exercise, Existing Warrants that are not so exercised will remain outstanding pursuant to their existing terms (including as modified by the Warrant Amendment (as such term is defined in the Offer to Exercise) in the case of the Investor Warrants).

(c)                                  No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Existing Warrants in connection with this Offer to Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Existing Warrants who elects to exercise his, her or its Existing Warrants will acquire additional shares of common stock of the Company as a result of such exercise.

As of July 2, 2013, the Company had: (i) 97,858,751 shares of common stock outstanding (including restricted stock granted under Plans (as defined below)); (ii) outstanding Existing Warrants to purchase 13,157,500 shares of common stock; (iii) outstanding warrants (other than the Existing Warrants) to purchase 4,900,000 shares of common stock; (iv) outstanding stock options to purchase 9,454,262  shares of common stock issued pursuant to the Company’s Plans. In addition, the Company has reserved an additional 4,060,991  shares of common stock for issuance pursuant to the Plans.

Item 7.                                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exercise under Section 5: “Terms of the New Warrants, “ Section 6: “Conditions to the Offer to Exercise” and under Section 13: “Source and Amount of Funds” is incorporated herein by reference.

Item 8.                                 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)                                 The information set forth in Section 14: “Transactions and Agreements Regarding Existing Warrants” of the Offer to Exercise and Section 17: “Interests of Directors and Executive Officers In the Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

(b)                                 The information set forth in Section 2: “Purposes of the Offer to Exercise and Use of Proceeds” of the Offer to Exercise, Section 14: “Transactions and Agreements Regarding Existing Warrants” of the Offer to Exercise and Section 17: “Interests of Directors and Executive Officers In the Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

Item 9.                                 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)                                 The Company may use the services of its officers and employees to solicit holders of the Existing Warrants to participate in the Offer to Exercise without additional compensation.

Item 10.                          FINANCIAL STATEMENTS.

(a)                                 The financial information required by Item 1010(a) is included under Section 16 “Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Exercise, is incorporated by reference.

(b)                                 The pro forma financial information required by Item 1010(b) is included under Section 16 “Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Exercise, is incorporated by reference.

Item 11.                          ADDITIONAL INFORMATION.

(a)                                 (1)                                 Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Exercise.

(2)                                 There are no applicable regulatory requirements or approvals needed for the Offer to Exercise.

(3)                                 There are no applicable anti-trust laws.

(4)                                 The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)                                 None.

(b)                                 Not applicable.

(c)                                  None.

Item 12.                          EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)                                 (1)(A)                Letter to Holders of Existing Warrants

(1)(B)                Offer to Exercise

(1)(C)                Form of Election to Participate and Exercise Warrant

(1)(D)                Form of Notice of Withdrawal

(1)(E)                 Form of New Warrant

(1)(F)                  Supplemental Company Information

(1)(G)                New Registration Rights Agreement

(1)(H)           Press Release dated June 19, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 19, 2013)

(1)(I)                Podcast transcript (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 2, 2013)

(b)                                 Not applicable.

(d)                                                                                 (A)                               Form of Existing Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on September 8, 2011)

(B)                               Allonge to Investor Warrant (incorporated by reference to Schedule B of Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 24, 2013)

(C)                               Registration Rights Agreement, dated September 1, 2011(incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on September 8, 2011)

(D)                               Exercise Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 24, 2013)

(g)                                  None.

(h)                                 None.

Item 13.                          INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAPHON CORPORATION

	By:	/s/ Robert L. Dixon
	Name:	Robert L. Dixon
	Title:	Interim Chief Financial Officer
(Principal Financial Officer)
Date: July 8, 2013